
10030859


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UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARLES STREET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 WILTON CRESCENT
(No. and Street)

LONDON, SW1X BRN, UNITED KINGDOM
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERARD MIZRAHI, MANAGING PARTNER (212) 588-9411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 W 28TH ST, STE 7A (Address) NEW YORK (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERARD MIZRAHI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARLES STREET SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

26/3/2010

Notary Public


SOLICITOR
PAULA FELTON
COMMISSIONER FOR OATHS

CHILD & CHILD
SOLICITORS
14 GROSVENOR CRESCENT
LONDON SW1X 7EE

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations
- ☑ (d) Statement of Changes in Member's Equity
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Stockholders of
Charles Street Securities, Inc.

We have audited the accompanying statement of financial condition of Charles Street Securities, Inc. as of December 31, 2009, and the related statements of income and comprehensive loss, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Street Securities, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, NY
March 25, 2010

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

CHARLES STREET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets		
Cash and cash equivalents	$	25,012
Loans to stockholder		387,474
Securities owned - not readily marketable		31,840
Total current assets		**444,326**
Total assets	**$**	**444,326**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	10,112
Income taxes payable		6,371
Total current liabilities		**16,483**
Stockholders' equity		
Common stock, $0.125 par value; 2,000 shares authorized, 1,250 shares issued and outstanding		0.13
Capital in excess of par		672,864
Retained earnings		12,672
Accumulated other comprehensive loss		(257,693)
Total stockholders' equity		**427,843**
Total liabilities and stockholders' equity	**$**	**444,326**

The accompanying notes are an integral part of these financial statements.

CHARLES STREET SECURITIES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue		
Investment banking and advisory fees	$	48,074
Forgiveness of debt		26,025
Other income		50,228
		124,327
Expenses		
Professional fees		41,332
Rent		24,000
Office expenses		6,133
Telephone and utilities		6,027
Travel and entertainment		5,547
Other operating expenses		9,855
		92,894
Income from operations		31,433
Other income		
Interest income		6,979
Income before income taxes		38,412
Income tax expense		19,347
Net income		**19,065**
Other comprehensive income (loss)		
Foreign currency translation		52,703
Unrealized loss on securities owned and securities loaned to stockholder		(276,410)
Other comprehensive loss		(223,707)
Total comprehensive loss	**$**	**(204,642)**

The accompanying notes are an integral part of these financial statements.

CHARLES STREET SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Capital In Excess of Par	Retained Earnings (Deficit)	Accumulated Other Comp. Loss	Total Stockholders' Equity
	Shares	Amount				
Balance at January 1, 2009	1,250	$ 0.13	$ 672,864	$ (6,393)	$ (33,986)	$ 632,485
Net income	-	-	-	19,065	-	19,065
Other comprehensive loss	-	-	-	-	(223,707)	(223,707)
Balance at December 31, 2009	1,250	$ 0.13	$ 672,864	$ 12,672	$ (257,693)	$ 427,843

The accompanying notes are an integral part of these financial statements.

CHARLES STREET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income	$	19,065
Adjustments to reconcile net income to net cash flows provided by operating activites:		
(Increase) decrease in operating assets:		
Accounts receivable		2,577
Prepaids and other current assets		2,739
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(21,371)
Income taxes payable		(577)
Total adjustments		(16,632)
Net cash provided by operating activities		2,433
Cash flows from financing activities:		
Loans to stockholder, net of repayments		(11,473)
Net cash used in investing activities		(11,473)
Net decrease in cash and cash equivalents		(9,040)
Cash and cash equivalents, beginning of year		34,052
Cash and cash equivalents, end of year	$	25,012
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	14
Income taxes	$	13,072

The accompanying notes are an integral part of these financial statements.

1) Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Charles Street Securities, Inc. (the "Company") was incorporated in the State of Delaware on August 19, 1983. The Company is a private merchant banking firm which is primarily engaged in (a) investment banking for micro-cap companies, (b) discretionary investment advisory services, and (c) financial advisory work.

As a registered broker/dealer under the Securities Exchange Act of 1934, the Company is a member of both the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company was also subject to regulation by the Financial Services Authority (FSA) in the United Kingdom. During the fourth quarter of 2008, the Company transferred its authorization granted by the FSA to conduct investments business in the United Kingdom to a recently formed affiliate. From that date, Company activities are limited to business within the United States and other countries outside the European Union.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. At December 31, 2009, the Company maintained some of its deposits in bank accounts in the United Kingdom. These deposits are not protected by the Federal Deposit Insurance Corporation or an equivalent.

Securities Owned

Securities owned are equity securities valued at market value based on quoted market prices, if available, or on management's estimate after giving due consideration to market liquidity and volatility.

Revenue Recognition

Investment banking and advisory fees are recognized when services are completed and collection is certain.

Receivables

The Company provides services to clients using credit terms customary in its industry. Interest is not normally charged on receivables. Management establishes a reserve for losses on its accounts based on specific customer situations, historic loss experience and current economic conditions. Losses are written-off to the reserve when management determines further collection efforts will not produce recoveries. At December 31, 2009 there was no reserve for losses on receivables.

1) Nature of Operations and Summary of Significant Accounting Policies (Cont'd)

Depreciation

Depreciation is provided on the straight-line method over the estimated useful service lives of the equipment.

Income Taxes

Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current taxes payable or refundable is recognized as of the date of the financial statements.

Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while revenue and expenses are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translation are included in other comprehensive income or loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) Fair Value of Financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

2) Fair Value of Financial Instruments (Cont'd)

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash and Cash Equivalents, Short-Term Financial Instruments, Accounts Receivable and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Equity Securities

Investments in equity securities that are classified as available-for-sale are recorded at fair value on a recurring basis using management's best estimate of market value at year end.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2	Level 3
Investments in equity securities classified as available-for-sale	$ 31,840	$ -	$ 31,840	$ -

3) Securities Owned

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) which cannot be publicly offered or sold unless registration has been affected, or (c) which cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2009, the Company's portfolio of not readily marketable securities included 200,000 shares of Safe Europe, as well as shares in other investees that management has estimated have no reportable value. The Safe Europe shares are not traded; accordingly, such shares have been valued based on management's best estimate of market value at year end. Net unrealized holding losses of $127,440 are recorded within accumulated other comprehensive income, a component of stockholders' equity.

4) Loans to Stockholder

During 2007, the Company loaned funds to the stockholder in the form of marketable securities which are to be returned to the Company by December 31, 2010 at market value. The loan has been stated at the market value of the underlying securities using quoted prices in an active market at the measurement date. Net unrealized holding losses of $148,970 are recorded within accumulated other comprehensive income, a component of stockholders' equity.

Other loans to stockholder are subject to 3% interest per annum and have no specific repayment date.

The components of the loan to stockholder are presented below:

	2009
Marketable securities loaned to stockholder	$ 142,943
Other loans to stockholder	244,531
	$ 387,474

5) Related Party Transactions

The Company is party to an expense allocation agreement (the "Agreement") with an affiliated limited partnership organized in the United Kingdom. Under the Agreement, the affiliate will compensate the Company for 100% of the Company's expenses less revenues, calculated quarterly. Amounts received under the Agreement totaled $50,228 in 2009, included in other income on the statement of income.

5) Related Party Transactions (Cont'd)

During 2009, the Company's debt in British Sterling of 16,339 pounds owing to the affiliate was forgiven and converted into an income obligation whereby if the Company makes in excess of $100,000 of net profit before taxes it will repay this sum to the affiliate. The forgiven debt of $26,025 is included on the statement of income.

6) Lease Commitments

The Company maintained office space under a month-to-month operating lease. The lease calls for annual rent payable of $24,000 and additional rent pertaining to utilities and telephone. Rent expense for 2009 was $24,000, plus $6,027 for utilities and telephone.

7) Income Tax Matters

The types of temporary differences and carry forwards that give rise to significant portions of net deferred tax assets and liabilities include provisions for losses on receivables, investment income or losses and carry forwards pertaining to capital losses and to charitable donations. Management believes that is more likely than not that the deferred tax asset will not be realized and therefore has elected to take a full allowance for the same.

8) Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of foreign currency translation and unrealized loss on securities of $257,693 as of December 31, 2009.

9) Concentrations of Credit and Market Risk

Financial instruments that potentially expose the company to concentrations of credit and market risk consist primarily of cash equivalents. The Company maintained some of its deposits in bank accounts in the United Kingdom which are not protected by the Federal Deposit Insurance Corporation or an equivalent.

10) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the company had net capital of $8,529 which is $3,529 in excess of required net capital of $5,000. The Company's net capital ratio at December 31, 2009 is 1.93 to 1.

11) Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

CHARLES STREET SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2009

Total stockholders' equity		$ 427,843
Non-allowable assets, deductions and charges:		
Loans to stockholder	$ 387,474	
Securities owned - not readily marketable	31,840	
Total non-allowable assets, deductions and charges		419,314
Net capital		$ 8,529
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $16,483)		$ 1,099
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital		$ 3,529
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 6,881
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 16,483
Percentage of aggregate indebtedness to net capital		193%
Ratio of aggregate indebtedness to net capital		1.93 to 1

See accompanying notes to the financial statements.

CHARLES STREET SECURITIES, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2009

Net capital, as reported in Company's Part II unaudited Focus Report	$	8,138
Audit adjustment to decrease liability		405
Audit adjustment for interest paid		(14)
Net capital, per report pursuant to Rule 17a - 5(d)	$	8,529

See the accompanying notes to the financial statements.

CHARLES STREET SECURITIES, INC.
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

State the Market Value and the Number of items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2009 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE

See the accompanying notes to the financial statements.

CHARLES STREET SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

Credit Balances	NONE
Debit Balances	NONE

Reserve Computation:

Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation	NOT APPLICABLE

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Stockholders of
Charles Street Securities, Inc.

In planning and performing our audit of the financial statements of Charles Street Securities, Inc. (the "Company") for the year ended December 31, 2009 (on which we issued our report dated March 25, 2010), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001

TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or, the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
March 25, 2010


SEC MAIL
RECEIVED
APR 0 2 2010
WASH, D.C.
200

EKN FINANCIAL SERVICES INC.

FINANCIAL STATEMENTS
AND SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2009

with

INDEPENDENT AUDITORS' REPORT AND
REPORT ON INTERNAL CONTROL